SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated January 7, 2004, announcing the approval of the U.S. Food and Drug Administration of WorldHeart's Pre-market Approval Supplement submission to incorporate several engineering enhancements to the implanted and external components of WorldHeart's Novacor(R) LVAS (left ventricular assist system).

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release
For Immediate Release

                    FDA APPROVES ENGINEERING ENHANCEMENTS TO
                          WORLDHEART'S NOVACOR(R) LVAS

Oakland, California - January 7, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart or the Company) today announced that the U.S. Food and Drug Administration (FDA) has approved the Company's Pre-market Approval Supplement submission to incorporate several engineering enhancements to the implanted and external components of its Novacor(R) LVAS (left ventricular assist system).

The refinements are intended primarily to enhance recipients' quality of life by having a quieter device and smaller, lighter, longer-lasting battery packs. These enhancements, which are commercially available in Europe and which were recently approved by Health Canada for use in Canada, are the result of the evolution of extensive clinical experience with the Novacor LVAS. The refinements have no impact on the Novacor LVAS established and market-leading reliability and durability. The implantable components of the system already carry a three year warranty and this warranty remains unchanged.

Improvements that will directly benefit recipients include:

     o    quieter pump operation;
     o    new battery packs that are 40% lighter and operate for 40% longer; and
     o    smaller and quieter battery charger.

The Company believes that patients who will be supported by the Novacor LVAS for many months or years will particularly appreciate these enhancements. Introduction of the enhancements in the U.S. and Canadian markets will begin following completion of the final labeling and production of the modified systems. A subsequent announcement will be made when the first new system is shipped, which is expected to occur late in Q1 2004 to permit the enhanced Novacor LVAS to be available for use by patients in the recently announced destination therapy equivalency clinical trial.

 "This is great news for our U.S. recipients," stated Rod Bryden, WorldHeart's President and CEO. "Novacor LVAS recipients usually leave the hospital within a few weeks to return home and to work and to their personal activities. These enhancements will add to the comfort and convenience delivered by the Novacor LVAS, which is already recognized for its reliability and durability."

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the FDA is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Dani Kennedy
Corporate Communications
World Heart Corporation
(613) 226-4278 or (510) 563-4995
communications@worldheart.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              World Heart Corporation

     Date:  January 7, 2004                   By: /s/ Mark Goudie
                                                 -------------------------------
                                                 Name:   Mark Goudie
                                                 Title:  Chief Financial Officer